SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-32139

AIR FRANCE–KLM                                              (New York Stock Exchange)

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

+33 1 41 56 78 00

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares, nominal value €8.50 per share

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one ordinary share

(Description of class of securities)

Place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange

Pursuant to the requirements of the Securities Exchange Act of 1934, Air France-KLM certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 28, 2008 Date	By	/s/ Jean-Cyril Spinetta Name	Chairman and Chief Executive Officer Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.